UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Dunkin’ Brands Group, Inc.

(Name of Subject Company)

Vale Merger Sub, Inc.

(Offeror)

Inspire Brands, Inc.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

265504100

(CUSIP Number of Class of Securities)

Nils H. Okeson

Chief Administrative Officer, General Counsel and Secretary

Three Glenlake Parkway

Atlanta, GA 30328

(678) 514-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jeffrey D. Marell, Rachael G. Coffey, and Robert B. Schumer

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$8,862,928,598	$966,946

*Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 82,417,076 shares of common stock, par value $0.001 per share (the “Shares”), of Dunkin’ Brands Group, Inc., a Delaware corporation (“Dunkin’ Brands”), issued and outstanding, multiplied by the offer price of $106.50 per Share, (b) 1,214,659 Shares issuable pursuant to outstanding options to acquire Shares from the Company with an exercise price less than the offer price of $106.50 per share, multiplied by $44.74, which is the offer price of $106.50 per share minus the weighted average exercise price for such options of $61.76 per share, (c) 135,099 Shares issuable pursuant to outstanding restricted stock units multiplied by the offer price of $106.50 (d) 155,490 Shares issuable pursuant to outstanding performance stock units multiplied by the offer price of $106.50 and (e) 2,051 Shares subject to outstanding purchase rights under the Dunkin’ Brands employee stock purchase plan multiplied by the offer price of $106.50. The calculation of the filing fee is based on information provided by Dunkin’ Brands as of November 6, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.00010910.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $966,946	Filing Party: Vale Merger Sub, Inc.
Form or Registration No.: Schedule TO-T	Date Filed: November 16, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission on November 16, 2020 by Vale Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Inspire Brands, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the tender offer by Purchaser for any and all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Dunkin’ Brands Group, Inc. (“Dunkin’ Brands”), at a price of $106.50 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2020 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

Item 11. Additional Information.

Item 11 of the Schedule TO (and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase) and the disclosure under Section 16 “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase are hereby amended and supplemented by:

Inserting after the subsection titled “Antitrust Compliance” a new subsection entitled “Certain Litigation” and the disclosure set forth below:

On November 16, 2020, Shiva Stein, a purported shareholder of Dunkin’ Brands, filed a lawsuit against Dunkin’ Brands and members of the Dunkin’ Brands Board in the United States District Court for the District of Delaware, captioned Stein v. Dunkin’ Brands Group, Inc., et al., Case No. 1:20-cv-01539 (the “Stein Complaint”). The Stein Complaint alleges that Dunkin’ Brands and the members of the Dunkin’ Brands Board violated Sections 14(d) and 14(e) of the Exchange Act, as well as Rule 14d-9, by failing to disclose certain allegedly material information in the Schedule 14D-9 in connection with the Transactions, which they allege rendered the Schedule 14D-9 false and misleading. In addition, the Stein Complaint alleges that members of the Dunkin’ Brands Board acted as controlling persons of Dunkin’ Brands within the meaning of Section 20(a) of the Exchange Act and allegedly influenced and controlled the dissemination of the allegedly defective Schedule 14D-9 in violation of Section 20(a) of the Exchange Act. The Stein Complaint seeks, among other things, an order enjoining consummation of the Transactions, rescission of such Transactions if they have already been consummated and rescissory damages, an order directing Dunkin’ Brands and the Dunkin’ Brands Board to account to the plaintiff for all damages suffered as a result of the purported wrongdoing, and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees and expenses.

If additional similar complaints are filed, absent new or different allegations that are material, Dunkin’ Brands will not necessarily announce such additional filings.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

INSPIRE BRANDS, INC.

By:	/s/ Nils H Okeson
Name: Nils H. Okeson Title: Chief Administrative Officer, General Counsel and Secretary

VALE MERGER SUB, INC.

By:	/s/ Nils H Okeson
Name: Nils H. Okeson Title: Secretary

Dated: November 17, 2020

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 16, 2020.

(a)(1)(B)*	Letter of Transmittal, dated November 16, 2020.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated November 16, 2020.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 16, 2020.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 16, 2020.

(a)(1)(F)*	Summary Advertisement, as published in The Wall Street Journal on November 16, 2020.

(a)(5)(A)*	Joint Press Release issued by Inspire Brands, Inc. and Dunkin, Inc., dated November 2, 2020 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K by Dunkin’ Brands Group, Inc. filed on November 2, 2020).

(a)(5)(B)*	Fact Sheet, dated November 2, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 2, 2020).

(a)(5)(C)*	Letter, dated November 2, 2020 from Paul Brown to Inspire Team Members (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 2, 2020).

(a)(5)(D)*	Wall Street Journal Article, dated October 30, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 2, 2020).

(a)(5)(E)*	Townhall Presentation, dated November 2, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 3, 2020).

(a)(5)(F)*	Townhall Presentation, dated November 4, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 4, 2020).

(a)(5)(G)*	Newsletter, dated November 13, 2020 (incorporated by reference to the Schedule TO-C filed by Vale Merger Sub, Inc. filed with the Securities and Exchange Commission on November 13, 2020).

(b)(1)*	Amended and Restated Base Indenture, dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, and Citibank, N.A., as trustee and securities intermediary.

(b)(2)*	Series 2020-1 Supplement to Amended and Restated Base Indenture, dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, and Citibank, N.A., as trustee and series 2020-1 securities intermediary.

(b)(3)*	Class A-1 Note Purchase Agreement (Series 2020-1 Class A-1 Notes), dated as of July 31, 2020, by and among Arby’s Funding, LLC, as issuer, the guarantors party thereto, Arby’s Restaurant Group, Inc., as manager, the conduit investors party thereto, the committed note purchasers party thereto, the funding agents party thereto, and Coöperatieve Rabobank U.A., New York Branch, as L/C provider, swingline lender and administrative agent.

(b)(4)*	Second Amended and Restated Commitment Letter, dated as of November 12, 2020, among IRB Holding Corp., Barclays Bank PLC, Credit Suisse Loan Funding LLC, Credit Suisse AG, Cayman Islands Branch, Wells Fargo, Securities, LLC, Wells Fargo Bank, N.A., Goldman Sachs Bank USA, KeyBanc Capital Markets Inc., KeyBank National Association, Coöperatieve Rabobank U.A., New York Branch, Truist Bank, Truist Securities, Inc., SunTrust Robinson Humphrey, Inc., Golub Capital LLC, Capital One, National Association, Morgan Stanley Senior Funding Inc. and JPMorgan Chase Bank, N.A.

(d)(1)*	Agreement and Plan of Merger, dated as of October 30, 2020, among Inspire Brands, Inc., Vale Merger Sub, Inc. and Dunkin’ Brands Group, Inc. (incorporated by reference to Exhibit 2.1 to Dunkin’ Brands Group, Inc.’s Current Report on Form 8-K filed on November 2, 2020).

(d)(2)*	Equity Commitment Letter, dated as of October 30, 2020, pursuant to which Roark Capital Partners II Sidecar LP, Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP, Roark Capital Partners V (OS) LP, Roark Diversified Restaurant Fund II LP and RC V Vale LLC have committed cash as capital to Parent.

(d)(3)*	Limited Guaranty, dated as of October 30, 2020, delivered by Roark Capital Partners II Sidecar LP, Roark Capital Partners V (T) LP, Roark Capital Partners V (TE) LP, Roark Capital Partners V (OS) LP, Roark Diversified Restaurant Fund II LP and RC V Vale LLC in favor of Dunkin’ Brands.

(d)(4)*	Confidentiality Agreement, dated as of October 5, 2020, 2020, by and between Dunkin’ Brands Group, Inc. and Inspire Brands, Inc.

(g)	None.

(h)	None.

*	Previously filed.